Invesco Mortgage Capital Inc.
Two Peachtree Pointe
1555 Peachtree Street, N.E.
Atlanta, GA 30309
Telephone 404-479-1095
www.invescomortgagecapital.com
September 28, 2017

VIA EDGAR

Mr. Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mailstop 3233
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 001-34385

Dear Mr. Telewicz:
This letter sets forth the response of Invesco Mortgage Capital Inc. (the “Company”) to your comment letter dated September 15, 2017 regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (“Form 10-K”) filed with the Securities and Exchange Commission on February 21, 2017.
For your convenience, we have set forth below your comment followed by the Company’s response thereto.

Note 17 - Revision of Previously Issued Financial Statements, page 123

1. Please address the following with respect to your response to our prior comment:

•
In your response you indicate that you were alerted to potential errors in your accounting for non-Agency RMBS not of high credit quality due to negative book yields. Please expand on what you mean by “negative book yields” and explain why you believed they could be an indicator of an error.

Response:

The Company amortizes premiums and discounts on non-Agency RMBS not of high credit quality into interest income based on estimated future cash flows. When the discounted estimated future cash flows of a security are less than a security’s book value, the security will have a negative book yield or internal rate of return.

Core PAM, the Company’s original investment accounting system module for non-Agency RMBS not of high credit quality, calculated estimated future cash flows for securities with projected losses based on the Company’s estimates of prepayment speed, prepayment window, and expected principal loss assumptions. Core PAM assumed that expected principal losses occurred ratably over time until the total principal of the security was written off. However, management’s expected cash flows reflected the reality that actual losses for non-Agency RMBS not of high credit quality often occur closer to the security’s contractual maturity. Where Core PAM treated the projected losses as occurring ratably over the remaining life of a security, the remaining principal of a security declined faster than management’s expectations, resulting in less projected coupon interest over the life of the security. In certain circumstances, the reduction in projected coupon interest resulted in discounted estimated future cash flows which were less than the security’s book value, producing a negative book yield. The Company believed this to be an indication of an error as the book yield computed by Core PAM was not in line with management’s expectation of projected security yields calculated during its quarterly reunderwriting of this class of security.

•
We note your review focused, in part, on whether a different modeling tool would be appropriate for forecasting cash flows for your investments. Please tell us how you determined the change to a new cash flow model or model program represented a correction of an error and not a change in estimate or change in policy.

Response:

The Company considered the following guidance in determining whether changing from using Core PAM to using Intex to estimate future cash flows for non-Agency RMBS not of high credit quality represented a correction of an error and not a change in estimate:

A change in accounting estimate is defined in the ASC Master Glossary as “a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.”

As discussed above, Core PAM assumed that expected principal losses would occur ratably over the life of the security, whereas actual losses for non-Agency RMBS not of high credit quality often occur closer to the security’s contractual maturity. In its accounting analysis, the Company noted

that the timing of expected principal losses was not new information, and that information on the timing of expected principal losses was reasonably available through the Company’s quarterly reunderwriting analysis. The Company’s residential credit team reunderwrites non-Agency RMBS securities with projected losses on a quarterly basis and uses Intex, a structured securities cash flow modeling tool, to estimate future cash flows. Intex more appropriately forecasts the timing of estimated projected losses in accordance with the nature of the underlying securitization structure of a security and is management’s best estimate of future cash flows for its non-Agency RMBS not of high credit quality.

The Company noted that determining whether an adjustment is a change in accounting estimate or an error requires a degree of judgment. Because the Company’s reported interest income and yields for some of its non-Agency RMBS securities with projected losses did not align with management’s reunderwriting expectations, management concluded using Core PAM to estimate future cash flows instead of utilizing the available Intex cash flow projections was an error.

The Company notes that ASC Master Glossary defines a change in accounting principle as:

A change in accounting principle is defined as a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted. A change in the method of applying an accounting principle also is considered a change in accounting principle.

ASC 250-10-45-2 requires that an entity change an accounting principle only if (a) the change is required by a newly issued Codification update or (b) the entity can justify the use of an allowable alternative accounting principle on the basis that it is preferable. The Company notes that the change to a new cash flow model is not required by a newly issued Codification update. In addition, there is no allowable alternative accounting principle to subtopic ASC 325-40 Beneficial Interests in Securitized Financial Assets.

Based on the above, the Company concluded that changing from using Core PAM to estimate future cash flows to using Intex to estimate future cash flows for non-Agency RMBS not of high credit quality represented a correction of an error and not a change in accounting estimate or a change in accounting principle.

As indicated in the Company’s response letter dated August 10, 2017, the Company also concluded that the PAM Controlled Income Amortization (“CIA”) module would produce a more appropriate calculation of interest income than Core PAM for non-Agency RMBS not of high credit quality.  For all revised periods, the Company loaded the Intex cash flows generated from its quarterly reunderwriting process into CIA rather than using cash flows generated by Core PAM. The CIA module used the Intex cash flows to calculate interest income. The CIA module accounts for the differences between actual and expected cash flows as an adjustment to a security’s amortized cost whereas Core PAM accounted for the differences as a current period component of interest income.

•
The above notwithstanding, please clarify for us whether the cash flow modeling errors noted as part of your review were limited to the accounting for changes to effective yield for non-Agency RMBS not of high credit quality. In your response please explain to us whether the failures noted in your modeling software had, or could have had, an impact on your other investments, or other accounting decisions for which you use cash flow modeling (e.g. fair value or impairment calculations).

Response:

The cash flow modeling errors occurred because Core PAM assumed that estimated projected losses would occur ratably over time whereas actual losses for non-Agency RMBS not of high credit quality often occur closer to the security’s contractual maturity. The Company did not project principal losses on any of its other investments for any revised periods. Principal and interest payments on the Company’s Agency RMBS are guaranteed by a U.S. government agency. The Company’s commercial mortgage-backed securities are of high credit quality, and the Company does not project losses on these investments. Management does not expect any principal losses on GSE CRT holdings because the credit support amounts materially exceed projected losses on the reference mortgage loans.

Because correction of the Core PAM cash flow modeling error resulted in revised book values of affected securities, the Company also considered the impact of other-than-temporary impairment for all revised periods. The Company compared the revised book values to market values to determine if any securities that were not previously evaluated for impairment should now be analyzed for impairment. The Company concluded that one security was other-than-temporarily impaired in Q2 2014 and the impact was a credit impairment of $340K, which was not material.

As discussed in Note 2 of the Company’s financial statements, the Company reports its mortgage-backed securities at fair value as determined by an independent pricing service. The Company does not use any internal modeling to determine the fair value of its securities.

If you have questions regarding this response, please call me at 972-715-7470.

Sincerely,

/s/ Richard Lee Phegley, Jr.
Richard Lee Phegley, Jr.
Chief Financial Officer

cc:	John Anzalone, Chief Executive Officer
John Day, Chairman, Audit Committee
Partner, PricewaterhouseCoopers LLP
Partner, Grant Thornton LLP